ANNOUNCEMENT

DATES TO REMEMBER IN 2003

Toronto, January 16, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to provide the schedule for release of our quarterly financial and operating results during 2003.  Results will be released some time after the market closes on the following dates.

Release                                                          Date

Year End 2002	February 11, 2003
First Quarter 2003	April 23, 2003
Second Quarter 2003	July 23, 2003
Third Quarter 2003	October 21, 2003

In accordance with our previous practices, the details for the related webcast analyst conference calls, which follow the release of each set of quarterly results, will be announced within the two weeks preceding each of the above dates.  Additionally, we are pleased to announce that the date for the Annual Meeting of Shareholders has been set at June 5, 2003.  Details regarding location and time will be provided in the near future.

Goldcorp’s gold bullion holdings are greater than 41 (or 36%) of the world’s 114 countries who report gold ownership.  Its holdings are greater than the gold reserves of Ireland or of Hong Kong and Luxembourg combined.  Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and is in fact North America’s largest unhedged gold company.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information please contact:

Chris Bradbrook

Corporate Office:

Vice President, Corporate Development

145 King St. West, Suite 2700

Tel. (416) 865-0326

Toronto, Ontario

Fax (416) 361-5741

Canada, M5H 1J8

Website:  www.goldcorp.com

Email: info@goldcorp.com